Item 7 (Material To Be Filed As Exhibits) of the Schedule 13D previously filed is hereby amended as follows:

Exhibit D:  Letter from Heine Securities Corporation dated April 13, 1994 circulated to shareholders of Michigan National Corporation and other parties on the same date.

Exhibit E:  Letter from Heine Securities Corporation dated April 14, 1994 mailed via overnight delivery to all of the directors of Michigan National on the same date.

In addition, Exhibit B (Summary of Transactions Within the Last Sixty Days) is updated as set forth below.


EXHIBIT B

SUMMARY OF TRANSACTIONS WITHIN THE LAST SIXTY DAYS

DATE        BUY/SELL       NUMBER OF SHARES           PRICE
3/30/94        BUY           5,000                    $60.75
3/31/94        BUY           3,000                    $60.75

TOTAL                        8,000

EXHIBIT D

                          HEINE SECURITIES CORPORATION
                            51 John F. Kennedy Parkway
                           Short Hills, New Jersey 07078




April 13, 1994






Re:  Michigan National Corporation

Dear Fellow Michigan National Shareholders:

Heine Securities Corporation is investment adviser to clients owning 848,300 shares of Michigan
National Corporation, more than 5.5% of the outstanding shares.

We continue to believe that the Board of Directors should pursue the sale of Michigan National.
The gap between Michigan National's trading value and its potential merger value is in our view one of the largest for the banking group, an industry obviously undergoing substantial consolidation. We also believe that Michigan National will be unable to close this gap in any meaningful way so long as it remains independent.

As you know, the Company has scheduled its annual meeting for April 19, 1994, at which time all of its directors are up for election. To date, the Board has resisted our recommendation to sell the company. In order to reinforce our message, we intend to vote against the directors up for election. If you agree with our view concerning the future of Michigan National, we urge you to vote similarly. We believe that a sizable "No" vote will send a clear message to this Board.

If you have any questions regarding this matter, please contact Ray Garea at Heine
Securities: telephone (201) 912-2174, fax (201) 912-0147.

Sincerely,



Heine Securities Corp.

EXHIBIT E
                          HEINE SECURITIES CORPORATION
                            51 John F. Kennedy Parkway
                           Short Hills, New Jersey 07078



April 14, 1994



Mr. Gerald B. Mitchell
155 Indian Mound Trail
Tavernier, FL  33070

Dear Mr. Mitchell:

Heine Securities is the investment advisor for Mutual Series Fund Inc. and several other investment accounts which collectively own 840,300 shares of Michigan National Corporation
(MNC). We are writing to you in your capacity as a member of the Board of Directors of MNC regarding a number of critical issues that concern us as a large shareholder of
MNC: (1) the Board's steadfast refusal over the past nine years to consider the sale of MNC, even though its decision to keep MNC independent has proven extraordinarily costly to MNC's shareholders, (2) the Board's need to exercise its fiduciary responsibility to shareholders as it considers major corporate decisions,
(3) the Board's
failure to create shareholder value over the past nine years by making the wrong major corporate decisions, (4) the Board's failure during the past two years to take actions to prevent the further erosion of shareholder value and
(5) the consistent
earnings under performance of MNC over the past nine years under the stewardship of the Board of Directors and its Chief Executive Officer. Let me address each of these subjects in some detail.

MNC's  Strategic Alternatives:  What Has the Board Done?

As you are undoubtedly aware, Heine Securities recently filed a Schedule 13D with the Securities and Exchange Commission calling for the sale of MNC. In the spring of 1993, MNC's Board first adopted a policy of remaining independent, a policy which was reaffirmed in late 1993, and, apparently, again in early 1994 subsequent to our Schedule 13D filing. We have numerous questions about the Board's conclusion regarding this matter.

1. On what basis has the Board made this judgment? Did the Board carefully evaluate the appropriate strategic alternatives available to MNC, or did it act merely as a rubber stamp for the CEO's desires?

2. Did the Board determine the value that MNC would command in an acquisition and compare that with the discounted value of management's earnings projections?
Did the Board use an independent, qualified firm to ascertain the potential acquisition value of MNC?

3. Who reviewed management's projections for the company's future performance to ascertain their reasonableness? Since management undoubtedly did not project that
MNC would only earn $1.56/share in 1993, do you as a Board member now feel less comfortable with the decision making process and your decision?

Fiduciary Responsibility of MNC Board of Directors

In making a determination as to the appropriate strategic direction for MNC, as the Board has done on a number of occasions over the past two years, the Board owes a duty to shareholders to exercise prudent and reasonable business judgment in a disinterested manner in choosing among the various alternatives. The Board's actions do not appear to satisfy its responsibilities to shareholders. In our view, the Board has acted irresponsibly over the past several years by
(1) not
holding MNC senior management accountable for its actions, (2) permitting the poor performance of the company to continue without Board action,
(3) not
strengthening the senior management team of MNC, with the result that bank regulators have directed the addition of senior management to the company, and
(4) approving
numerous major strategic initiatives that have cost shareholders substantial value.

The Record of the MNC Board

In assessing the performance of the MNC Board over the past nine years, two criteria should be examined: (1) the success of MNC's major strategic initiatives and (2) the historical earnings record of the company. Let us first focus on the disappointing results of the MNC Board's major corporate decisions during this time period

The most critical decision made by MNC's Board was its response to the 1985 merger proposal received from Comerica. The circumstances of that episode and the key strategic decision that MNC's Board should be addressing today in an objective, forthright manner are very similar. At that time the Board concluded, without allowing shareholders the opportunity to exercise their judgment, that shareholders would be better off if MNC continued to remain an independent entity. The cost of the Board's action to MNC shareholders has been staggering. Depending on the approach taken, the total bill for the Board presuming to know what was best for MNC and its shareholders lies between $450 and $775 million in lost value. We have enclosed two tables (Tables I and II) that illustrate how much better off MNC shareholders would be today had the MNC consummated a merger with Comerica. We are astonished and perplexed that the Board some nine years later, with the same CEO running the company, again believes that shareholders would be better off if MNC were to remain an independent entity! Shareholders have a right to know on what basis you have reached such a conclusion; or is it, as the record indicates, that there is no logical support for such a determination?

Let us now turn to a few more recent major corporate decisions.  During
1987, MNC made
a major commitment to the mortgage banking business. Over a five year period, the company spent approximately $225 million to purchase mortgage servicing.
During the past two years, by our estimate MNC took in excess of $110 million in extraordinary write-offs in this segment (50% of the original purchase price), that is, write-offs over and above the company's $20 million per year rate in 1991.
Over the past six years, excluding the extraordinary write-offs, MNC has generated marginal profits from a business that was targeted as a key source of earnings growth.

In mid 1988, MNC paid $18 million to acquire Second Commercial Fund,
Inc. (now
Independence One Financial Services), a Philadelphia based commercial lender. That in itself was a questionable decision, but using this as a vehicle to grow commercial real estate and construction lending outside the midwest in 1989 and 1990 - a period well into the real estate frenzy that occurred in the U.S. - was a gigantic error. While
MNC's public disclosure documents do not permit an accurate assessment of the cost of this blunder, it undoubtedly ran into the hundreds of millions of dollars.

In addition to these massive mistakes, MNC has made several other strategic errors over the past few years. In 1992, the company acquired a software company, Bank A
Corporation, for $3.5 million. Did you probe why MNC, or any bank for that matter, should acquire a software company? In all likelihood, the answer is that there is no good reason.
In 1993, one year later, MNC took a $4.6 million write-off for this company, an amount greater than its purchase price.

MNC's purchase of small banks in Texas represents another example of a highly questionable strategic decision. The early 1994 decision to sell these banks obviously represents a repudiation of this earlier decision.

As a concerned shareholder, we must question the lack of oversight by the Board of
Directors during this series of strategic blunders. Do you as a Board member realize the magnitude of the cost of the company's decisions over the past nine years?
Excluding banks that have failed, the record of the MNC Board over the past nine years has been one of the worst within the banking industry. The bank has survived only because its Michigan franchise was so strong that it offset the cumulative losses caused by the company's far flung forays.

The Last Two Years - Has the Board Acted Properly?

While the above review of the strategic decisions made by MNC's Board over the past nine years reflects an alarming series of missteps, the events of the past two years concerning the future direction of the company are perhaps even more disturbing.
The actions of the MNC Board during this period suggest an almost total disregard for the interests of shareholders and instead preoccupation with a single overriding purpose - to perpetuate itself and the current CEO.

In April and May of 1993, the MNC Board undertook an assessment of the company's prospects as an independent entity versus the sale of the entire company. In
June of 1993, the Board formed an executive committee to begin looking for a successor to
Robert Mylod as CEO. During this period, bank regulators also informed the Board that
MNC would be the subject of a memorandum of understanding (MOU) and that one of its requirements was significant additions to the senior management of the company. In
July of 1993, with no tangible results from the search effort, Edgar Prince asked the Board to either seek to sell the company or hire a new Chief Executive Officer. Notwithstanding the
Board's actions in June regarding the search for a new CEO, the Board chose to do neither. After the Board meeting, Mr. Prince resigned from the Board. The Board agreed to and signed the MOU in August 1993.

We have several questions about the series of events that occurred during this time period, which bear directly on the issue of whether the Board has acted properly.

1. At the May, 1993 meeting, did management indicate to the Board that the company could not produce earnings sufficient to justify staying independent versus pursuing the sale of the company? Did the Board ask management what financial performance would be required to justify remaining independent? Did management then in June 1993 prepare a plan that would "achieve" the target return and allow the Board to conclude that the company should remain independent? We believe that the answer to each of the above questions is yes, and that in fact, management's plan was not a credible one. We wonder how the Board could have found the June 1993 plan credible, given that only one month earlier management indicated that such performance was not achievable.

2. What happened to the executive committee formed in June of 1993 to search for a successor to Robert Mylod? Do you realize how extraordinary it is that the bank regulators required the Board to sign an MOU and make substantial management changes in a large banking company that was overcapitalized and did not have significant asset quality problems? We cannot recall another such instance.

3. Having one month earlier sought to replace Mr. Mylod, why did the Board not support any of the actions proposed by Mr. Prince?

The events in 1992 at MNC were no less extraordinary than those of 1993.

1. Did MNC retain an investment banker in early 1992 to examine various strategic alternatives for the company? Did that study place a potential acquisition value on MNC far in excess of the company's trading value, its likely future trading value, and did the investment banker recommend that the Board pursue the sale of the organization?

2. What decision did the Board make? On what did it base its conclusions?
Did senior management, while acknowledging the validity of these findings, convince the Board that the timing was not right and that the potential acquirors would not be interested in a major acquisition at that time?

3. Is it true that within weeks of this "assessment," major acquisitions were announced by Banc One and several other large midwestern banking companies, all of which are likely acquirors of MNC, and that the Board never reevaluated its earlier conclusion?

4. Was MNC approached by one or more companies in early 1993 regarding the possibility of acquiring the company? Was the Board fully informed about these contacts and were they properly evaluated, particularly in light of the company's continued dismal financial performance, ongoing regulatory problems, and management shortcomings?

The foregoing raises serious questions about the Board's actions during the past two years, and it is clear that the Board's record during this period would not withstand the scrutiny of any objective analysis. It is now time for you as a Board member to act as a fiduciary, to put the interests of shareholders first and not those of an entrenched CEO and a few Board members who evidently are only interested in continuing as members of a banking company Board of Directors.

MNC's Financial Performance Record

In addition to the earlier review of MNC's record of strategic decision making, it is also instructive to study the company's operating performance during this period.
Here again, the conclusion is an obvious one, namely, that over the past nine years MNC has demonstrated poor to mediocre financial performance and has consistently and significantly under performed a peer group of comparably sized banking companies.

Tables III and IV enclosed herein illustrate the magnitude of the company's underperformance.
Over the past nine years MNC's return on assets and return on equity have averaged
0.58% and 9.3%, respectively. Over this same period, a group of comparably sized banks achieved an average return on assets and return on equity of 0.91% and 13.7%, respectively.
This represents such dramatic and consistent underperformance over a long period of time that one can only ask, has the Board of Directors abdicated its responsibility to manage and direct the business and affairs of MNC?

If one is tempted to say this performance is ancient history and does not matter today, one only has to look at the last two years to see that nothing has changed at
MNC. In a ranking of 25 banks between $10 billion and $20 billion in total assets recently compiled by the American Banker, for the last two years MNC ranked #25 and
#21 by return on assets and #25 and #23 by return on equity. Is it not ironic that the cover of the company's 1993 annual report features a single word:
Quality? Nothing
could illustrate better the extent to which the management of MNC is out of touch with reality.

In addition to the cold facts of the Company's bottom line performance, there are numerous other indicators that illustrate how poorly MNC has performed. MNC consistently has been one of the least efficient large banking companies in the U.S. During the past three years, a period in which mortgage banking companies have grown their servicing portfolios dramatically, MNC's portfolio has steadily declined. In
1985, a group of
investors founded Republic Bancorp, a Michigan banking company that emphasizes mortgage banking. One need only examined their record and performance during this period to see that it was certainly possible to achieve consistent profitability, even operating with the significant handicap of a newly chartered bank. Is the MNC's Board aware of what Republic Bancorp has accomplished? Does the Board wonder why, by comparison,
MNC's mortgage business fared so poorly?

In closing, we reiterate several critical points.

1. The Board of Directors should take steps immediately to pursue the sale of MNC.

2. The Board of Directors has presided over the dissipation of corporate assets and shareholder value at MNC totaling hundreds of millions of dollars and done nothing to enhance shareholder value. It is time for the Board to acknowledge that it has consistently erred in choosing the best strategic alternative for MNC, and at a minimum, let shareholders decide what is the best course of action.

3. Based on the events of the past two years and the series of actions taken by the
Board, MNC's Board has acted in a manner which suggests that it has not carried out its fiduciary responsibility to shareholders. Will the Board's actions stand up to the spotlight of a public, objective analysis? We think not.

Finally, we would note that MNC's franchise can, in fact, be damaged, and that it has deteriorated over the last few years. We have received letters and phone calls from numerous MNC employees applauding the action Heine Securities has taken, hoping that we are successful in our efforts and warning of considerable problems internally at
MNC. These employees are concerned about their company, but also concerned about retribution for expressing their opinions: is it just coincidence that five senior managers who spoke extensively with Board members during the 1993 strategic assessment and regulatory crisis were all terminated during the recent restructuring? It is your responsibility as a Board member to understand what has occurred at MNC and what is happening today.

Your shareholders cannot and will not sit back and let the Board continue to dissipate shareholder value without bearing the responsibility for its actions. I hope you recognize your responsibility to shareholders and decide to act in their best interests by pursuing the sale of MNC.

                                              Sincerely,



                                              Michael F. Price
                                              President